Exhibit 99



SEAGRAM                                                          NEWS RELEASE
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For Release:  IMMEDIATELY                            Contact:  Amy Goldberger
                                                               212/572-1118


                    SEAGRAM SELLS 15 MILLION TIME WARNER SHARES
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MONTREAL, February 5, 1998 - The Seagram Company Ltd. announced today that
Seagram has sold to Goldman, Sachs & Co. in a block trade 15 million shares of Time Warner common stock for $64.375 per share less commission. Seagram continues to hold approximately 11.8 million Time Warner shares and has agreed not to sell them for a period of 30 days without Goldman, Sachs & Co.'s consent.

Net proceeds after tax will be more than $800 million and will be used for general corporate purposes, including repayment of debt.

Edgar Bronfman, Jr., president and chief executive officer of Seagram, stated: "As we have said before, our position in Time Warner is non-strategic. Given the continuing strength of the price of Time Warner stock, we believe this was an appropriate time to reduce further the size of our holdings."

The Seagram Company Ltd. operates in two global segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal Studios, Inc., produces and distributes motion pictures, television and home video products, and recorded music; and operates theme parks and retail stores. Headquartered in Montreal, Seagram employs 30,000 people worldwide. The Company's corporate website is located at www.seagram.com.